December 17, 2009

Via Edgar and Overnight Mail

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Mail Stop 3030
Washington, D.C.  20549

Attn:  Julie Sherman, Staff Accountant

Subject:	Rainier Pacific Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008; Filed March 16, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009
File No. 000-50362

Dear Ms. Sherman:

This letter relates to the matters discussed in the December 11, 2009 teleconference by and between representatives of the Securities and Exchange Commission (the “Commission”) and Rainier Pacific Financial Group, Inc. (the “Company”), as a follow-up to matters described in your letters to the Company dated August 19, 2009 and September 29, 2009 regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

In connection with the conference call held on December 11, 2009, we were requested to provide you with a follow-up to three specific matters as follows:

1)	Provide clarification as to the Company’s prospective income statement presentation of “Other-Than-Temporary Impairment” charges.

2)
Provide clarification as to the Company’s prospective weighting of Level 2 and Level 3 data under the Company’s “blended approach” to determining the fair value of the Company’s trust preferred CDO securities.

3)
Provide clarification as to the Company’s prospective treatment of trust preferred securities issuers within the Company’s pooled trust preferred CDO securities that have received a capital investment under the U. S. Treasury Department’s Troubled Asset Relief Program (“TARP”) when projecting future deferrals or defaults of the underlying collateral of the trust preferred CDO securities held by the Company.

1498 Pacific Avenue, Tacoma, WA 98402 P.O. Box 11628, Tacoma, WA 98411-6628 Tel: (253) 926-4000 or 1-800-228-2858 Fax: (253) 926-4090

Follow-up #1

With respect to the first follow-up item, and consistent with our discussions with representatives of the Commission, we will prospectively re-locate the other-than-temporary impairment charges into the “Non-interest income” component of the income statement in our future filings, beginning with the Annual Report on Form 10-K for the year ended December 31, 2009.

Follow-up #2

With respect to the second follow-up item, it should be noted that the Company obtains fair value information from multiple sources.  For the quarters ended March 31, 2009 and June 30, 2009, we focused on the use of fair value data (i.e., using a Level 3 present value technique) provided by an independent financial consulting firm utilizing a proprietary stochastic model.  However, in order to more appropriately determine fair value under the current market conditions, the Company’s management has determined that using a blended approach of fair value data points (both Level 2 and Level 3) provided by three separate providers would produce a more meaningful and representative indication of fair value for financial reporting purposes.  Accordingly, as of September 30, 2009, four separate data points (i.e., one Level 2 indication of value using a “market approach”, and three Level 3 indications of value using “present value techniques”) were provided from the three separate providers with each source being given a one-third weighting.  As reported, the Company applied a one-third weighting to each of the three pricing sources, as it could not assess whether any one set of prices was a reasonably better indicator of an orderly transaction.

In response to the Commission’s comments, the Company will continue to evaluate all of the fair value data points available to it each quarter, and as market information available to us (i.e., Level 2 indications of value) becomes more reflective of an orderly and active market, we will increase the weight on the Level 2 indications of value for determining the fair value of the Company’s trust preferred CDO securities.

Follow-up #3

With respect to the third follow-up item, the Company has historically excluded TARP recipients from its “Projected Defaults/Deferrals” estimates because the TARP investments have served to effectively strengthen the financial condition of the issuers in the 15 trust preferred CDO securities the Company holds, the U.S. Treasury’s use of terms like “healthy” and “viable” to describe the financial institutions to which those investments have been made after an “investment screening” process have indicated reduced risk of default, and the FDIC’s capital markets examiners have previously concurred with the exclusion of these recipients from our “Projected Defaults/Deferrals” estimates.  However, on November 6, 2009, a TARP recipient issuer within our trust preferred CDO securities portfolio was closed and placed into receivership, resulting in the first default of a TARP recipient issuer within the trust preferred CDO securities held by the Company.  Based upon the recent collateral performance of TARP recipient issuers, we will no longer be differentiating the TARP recipients from non-TARP recipient issuers in our process of estimating “Projected Defaults/Deferrals” in our upcoming quarterly analyses of the trust preferred CDO securities.

In the event you desire further information regarding this response letter, please contact John A. Hall (President/CEO and Interim CFO) at 253-926-4007, or L. Calyn Miller (Vice President/ Controller) at 253-926-4015.

Sincerely,

/s/John A. Hall
John A. Hall
President/CEO and Interim CFO

Cc:           John F. Breyer, Jr., Esquire, Breyer & Associates PC